                                                                    EXHIBIT 99.2

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


         FOR IMMEDIATE RELEASE
         ---------------------

         Date:  May 25, 2004

         For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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                     COOLBRANDS CORRECTS REPORT OF ICE CREAM
                     BARS OFFERED TO U.S. 7-ELEVEN'r' STORES
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CoolBrands International Inc. (TSX: COB.A) announced today that its news release distributed on May 21, 2004 incorrectly stated the number of U.S.
7-Eleven'r' stores to which it will offer certain CoolBrands ice cream bars.

"We want to ensure that facts are accurate and, therefore, are issuing this statement in correction," said David J. Stein, President and Co-Chief Executive Officer of CoolBrands.

CoolBrands will offer its Eskimo Pie'r' Giant King Size Vanilla Ice Cream Bar with Dark Chocolate Coating to 2,295 7-Eleven stores in southern California, Texas, Utah, Colorado, Delaware, New Jersey, Pennsylvania and New York, and its Atkins'r' Endulge'TM' Chocolate Fudge Swirl and Vanilla Milk Chocolate ice cream bars to 767 stores in southern California, not to approximately 6,600 7-Eleven stores as it had announced.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "Better for You" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry, including Weight Watchers'r' Smart Ones'r' Non Fat Soft Ice Cream and soon to be introduced Atkins'r' Endulge'TM' Soft Ice Cream for controlled carbohydrate lifestyles. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as `anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationships with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.